Statements re computation of per share earnings        Exhibit 11
(In Thousands Except for Per Share Data)

                                                                   Year ended December 31
                                                            1995        1994        1993
Weighted average common stock outstanding........            9,083       9,058       8,977

Common equivalent shares for stock option plan using
    the treasury stock method....................              128         110         101
Weighted average shares outstanding..............            9,211       9,168       9,078

Net income.......................................           $8,066     $12,612     $11,573

Net income per share.............................            $0.88       $1.38       $1.27

All share and per share information has been adjusted for the 3% stock dividend issued in December 1995.